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                                  [LETTERHEAD]

                                                                     EXHIBIT 7.1

PERSONAL AND CONFIDENTIAL

May 21, 1994

Board of Directors
Gerber Products Company
445 State Street
Fremont, MI 49413-0001

Gentlemen and Mesdames:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $2.50 per share (together with the associated preferred stock purchase rights, the "Shares"), of Gerber Products Company, a Michigan corporation (the "Company"), of the $53.00 per Share in cash to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of May 21, 1994, by and among Sandoz Ltd., a corporation organized under the laws of Switzerland ("Sandoz"), SL Sub Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Sandoz ("Newco"), and the Company (the "Agreement").

The Agreement provides for Newco to make a tender offer to acquire all of the issued and outstanding Shares for $53.00 per Share in cash (the "Tender Offer"). The Agreement further provides that following completion of the Tender Offer, Newco will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Sandoz or Newco) will be converted into the right to receive $53.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and participated in certain of the negotiations lending to, the Agreement. We have also provided certain investment banking services to Sandoz from time to time, and we may provide investment banking services to Sandoz in the future. Goldman, Sachs & Co. is a full service securities firm and in the course of its normal trading activities may from time to time effect transactions and hold positions in securities of the Company and Sandoz.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended March 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also
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Gerber Products Company
May 21, 1994
Page Two

have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the food industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $53.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair to such holders.

Very truly yours,

GOLDMAN, SACHS & CO.